2024 REPORT

Cleveland Whiskey


WE'RE SOLVING A BILLION
DOLLAR INDUSTRY PROBLEM.

Dear investors,

Before writing this, I went back to see what I'd said to our investors at the end of 2023.

Although we had had 6 years of double digit revenue growth and 4 years of profitability, 2023 wasn't pleasant.

We'd just lost about a million dollars and while I listed all the steps we were taking to turn it around, the industry was in a down cycle, interest rates were increasing, and we were struggling to finish construction and move into our new distillery.

I ended that report by saying that "2023 was a tough year and I fully expected 2024 to be challenging as well". In that respect I was, unfortunately, correct.

This year, from an operational perspective, we did a little better. If you deduct our interest payments, we have an operational loss of $379,413. What

makes it especially bad however is that you then have to add our interest expenses, which were $464,389 for the year.

In total, we wind up with a loss of $843,793. If you are a glass half full kind of person, it's an improvement of slightly more than $100,000 year over year.

Feel free to ask me questions, e-mail is always best, **tom@clevelandwhiskey.com**. Note that with over 1,600 investors, there are likely some delays in my responses, but I do try and always get back to anyone who writes.

Although I try not to sugar coat anything and keep any positive spin to a minimum, you can tell I'm really stretching it to come up with something good to say.

Except:
1. We moved into our new Distillery at 601 Stones Levee on June 30, 2024 (and closed down the old one as well). There are regular tours, and we're working on an event schedule for the remainder of the year.
2. After almost six months of permit delays, challenging equipment installations, dealing with unexpected electrical and software system glitches, and multiple rounds of operational testing, we're back in production and running at a multiple of 4X previous production limits. Importantly, we are finally starting to fill holes in our distribution pipeline.

3. On March 12, 2025, our most recent SBA loan was funded, which pays off our 12% interest rate construction loan.
4. We've managed to finally figure out how to get our products through Customs in India. As specialized "whiskey concentrates" we had to jump through many more hoops than expected while Customs figured out how to classify (and tax) our products. This takes us one more important step further along the route to open our India initiative. This will be a very big deal.
5, The 2022/2023 Financial Audit necessary to launch our next round of Regulation CF funding is now completed. We have initiated a 2024 Audit which will be completed after we launch but added to the information stack on or around April 30, 2025.
6,Although I expected we'd do this sooner, we are now launching the new funding round.. The launch will Initially be to current investors who will receive "discounted" share pricing as both an incentive to invest again, and as a small thank you for your previous investments and continued support.
7. And … despite Tariffs 1/, Covid, supply chain issues, labor shortages, significant construction cost increases, skyrocketing interest rates, an uncertain regulatory environment, personnel changes and an ongoing

industry slump. We are still in business.
8. After being out of the Florida market for over a year, we just started reshipping. The same is true for the New Jersey/New York market as well as Mississippi. Plus, now that we have greater production capacity, other States, like New Hampshire, have been able to increase their order size and frequency. It's just starting but we're headed in the right direction.

So yes, we're still losing money, but that is changing, FAST.

We need your help!

As an investor, the best thing you can do for this company,, and for your investment, is to be a brand advocate. Introduce our whiskies to your friends, hold an event in our new Distillery, actively post on social media, look for ways to get the word out. This applies both domestically and internationally, especially as we build distribution. Ask me questions, send me ideas, all of it helps.

Sincerely,

Tom Lix

Founder/Chief Executive Officer

Laura Hudak

Director

Kevin Cash

Chairman

Sue Stabe

Director

Don Coffey

Chief Science Officer, Director

Matt Fish

Controlled Chaos - Owner / Managing Member

How did we do this year?

REPORT CARD

REPORT CARD

A-

☺ The Good

We completed phase one of a major relocation, capacity expansion and renovation of a historic, river front building.

We expanded our production capacity by a 4x multiple and built out the core infrastructure for continued capacity multiples.

We developed a proprietary, technology enabled process for the production of whiskey concentrates for export.

☹ The Bad

Construction took longer than expected which increased overall interest costs and contractor payments.

A 6 month lag while shutting down once facility and moving into another, dramatically impacted our production capacity.

Our financial audit took longer than expected which delayed launching this funding round.

2024 At a Glance

January 1 to December 31


$$$$

$1,877,393 [27%]
Revenue



-$843,793
Net Loss


IOU!

$261,900 [91%]
Short Term Debt



$142,800
Raised in 2024



$115,577
Cash on Hand
As of 03/14/25

INCOME BALANCE NARRATIVE



Revenues
Profit
$2,570,934
-$1,499,836
$1,877,393
-$843,793
2023
2024

Net Margin: -45% Gross Margin: 78% Return on Assets: -12% Earnings per Share: -$0.26 Revenue per Employee: $234,674

Cash to Assets: 4% Revenue to Receivables: 5,566 Debt Ratio: 103%

Cleveland_Whiskey_-_Financial_Statements_2024.docx.pdf

We ❤ Our 1,955 Investors

Thank You For Believing In Us

30405 Solon Spec LLC
Barnaby Zelman
Layton Diament
Anna Morrison
Michael Shane Wittenburg
James Donnell
Kenneth R Paswater
Jeffrey Gaul
Lindsay Little
Jonathan Menyon
Martin Tarr
Eric Egan
Chris Campbell
Lewis Baker
David Dupuy
William Keith Baxter
Robert Biehn
Jw Jonathan Woodruff Rogers
John Kelly Wallace
Anthony Stewart
Beth M.Alonso
Antonio Nelson
Sean Hanagan
David Macario
David Waun
David P. Wilbert
William Card
Chris Cassara
Robert Hill
Dylan Enright
Joseph Baker
Andrew Douglas VanderPloeg
Jeremiah Crossan
Michael Vander Meiden
Jon Brewer
Michael B. Davis
Dale J. Stephens
Shawn Leonard Waller
Troy Ochowicz
Ernest Pasion
Roosevelt Bowman
Paul M Goodwin
Kevin Mcnamara
Tori Carlile
Rob Seitz
Yinan Wang
Timothy P Kysela
Gary M Starnes
Jarrett McCraw
Joshua Brigman
Clarence Farrell
Brad Hines
Bern Cresencia
Murali Swamy
Roger Sipe
Lukas Treu
Raj K Mohanty
Benjamin Santana
Rem Darbinyan
Jesse Espenschied
Gokul Sahni
Mark A Funkhouser
Steve Gara
Fakheruddin M Mustafa
Kevin Helm
Rob Lauria
Stephen Eckman
David Claffey
Lucas Norrie
Michael Henry
Meri Jewel Burr
Mark Moses
Zachary Swetz
David Sanabria
Herme Sylora
Aditya Seth
Fred Kuhne
Angel Guzman
Dodge Rodgers
Jonathan Herrera
Regina Bateman
Renee Slaw
Finn Kuusisto
Ron Mercier
Rickey Brookins
Bob Nall
Andrew C Laufer
Randy Kirk
Karen Thielens
Jayden Aviya Shagam
Pradip Kamat
Joshua Velson
Beau Daane
Clifford Abraham
Ankur Tangirala
Vivek Dixit (Vik)
James Sowers
josue guevara
Henry Henderson
Marek Vrba
Marcus Mendiola
Christopher M. King
Tom Dalton
Jason Seavall
Anthony Palumbo
Matthew Small
Brent Tuma
Nico Tuason
John Klemenc
Dilraj Ghumman
Michael Fowlie
Tamara Jefferson
Masi Quraishi
Vijaya Kumar POTTI
Terrance Wyatt
Mariusz Lapinski
John Deniston
Chris Lustrino
Jeff Schulman
Brent Metzler
Nicholas Seffernick
Joseph Xavier THAVUNDAYIL
Roman Koval
Brian Carolan
Brandon Zeman
John S Gregg
Peter Clabby
Bradley Besserman
Alex Soto
Bob Cohen
Johnson Hor
Gregory Carlson
Hugh Connelly
Qin Liu
Early David Ehlinger
Robert J. Reuse
Steven Bui
Jacques Fu
Clemens Bodner
Tre Baker
Rory James McCullagh
Jared Foster
Kevin Brown
Allan B Pintner
Em Bettyschild
Gary D Holl Jr
Tyler Sakosits
Larry Berman
Carlos J Abad
Adedayo Akande
Ruth Chin
Sumant Chhunchha
Michael Pellegrino
Joshua Meltzer
Jamie Cha
Todd Lisy
Ty Sharpe
Shawn Carbonell
Todd Perdew
Sharath Ramesh
Ken Power
Anthony Zamora
George Barrera
Dudley Antoine
Joseph A Cusano
Emmanuel Thomas
Andre Willey
Luis Gabriel Cabrera Mora
Peter Rose
Ed McCormick
William Rice Nichols
Dylan Chan
Daniel P. McAndrews
Ramon Lacroze

Neil Sircar
Andrew Coppola
Sarah GATIEN
Chad W. Green
Jessica Hutson
Bashir Hazim
Ray Wright
Sean Wang
Jana Ashley
Kevin Maley
Chris MONTELEONE
Michael Alvarez
Rhallete R Javier
Johnathan Reedy
Richard A. Hart
Michael Dylan Brennan
Steven Stone
Sawyer Bowen
Joseph MARES
Prashanth Anand
Justin Tripp
Brett Grossman
Claude Kennard
Chris Boisjoli
Tony Deblauwe
Tyler Jelonek
Michael Delmont
David Egger
Rico Parenti
Christopher Weaver
Sudharma Bapat
Pamela Jones
Robert Weiner
Ben Hill
David Levenson
Michael Neidert
Don Jennings
Benjamin Gandy
Jeremy Petro
Rebecca Harmon
Eric Parker
Todd Pazdur
Kevin Michael Storms
Dwayne Hunter
Mel McGee
Aman Doad
Greg Wiens
Adam Schwab
David Townley
Marcos Pereira REIS
Tristan Campbell
Alexander Masters
Travis Williams
Carly Sablotny
Jimmie Peter Richardson
Arun Venkatesan
Carric Payne
Anna Masica
Kristi Forsyth
Kevin Mirande
Richard George
Levi Y Pavlovsky
Rob Bechtel
Clifford R Brockman
Gary Mundson
Robert Mayer
Marcus Banasik
Brian Chapman
Kyle Johnston
Adam Weaver
Stephen William WALLS
Jason Ulmer
Julianne Roseman
Jemin Patel
Michael Yaffe
John Jenks
Everett Pagett
Johannes Guenther
Sharon E Barto
Philip Tan
Yonasan Schwartz
Hubert Middleton
Wendell Snider
Matthew Gaborcik
Joon K Kim
Vincent Cleveland
Wayne Ferrier
Gilbert Kenehan
Bennett Gaines
Jessica Ice
Spencer Graham
Shishir Gundavaram
Mark D Cooperrider
John E. Perry
Matthew G Van Wormer
Michael Yonchak
Kevin Wang
Lawrence C. Richards Jr
Larry E Proud
Ryan D. Huffmaster
Stephane Bourgain
Alissa Boron
Tracy George
Zelc Coorporation
Rank Dawson
Carrie Edgell
Gary Willard
John Sloboda
Patrick Queen
Dave Rojek
Branden Green
Andrew Sylvester
Martha McCarren
Zachary Leong
Bern Wegeleben
Matt Wisner
Matthew Stroia
Angela Ater Ulrich
Patrick Althof
William Bahl
Kevin Bracy
James & Kelly Scott
Gregory Kula
Michelle McLeod
Craig J. Vom Lehn
Eric Cleveland
Harry Metsker
Travis Glasper
Frank Kotlarsic
Jason Allen
John K Heffner
William Reed
Andrew Hager
Joseph Ibershoff
Kifle Bantayehu
Lloyd Elstrott
Kady Dabash
Mykola Avdyeyev
Gerard Grim
Mike Deck
Ron R.
Brian Schmidt
Narendra Narukulla
Andreas Makris
Ben Schott
William Sickau
Bill Miller
Sean Patrick
Jim Levin
Tom Sutliff
Chad Allison
Hannah Dustin Ferguson
Jen Post
Blake Squires
Dr. Jason E. Doughty
Timothy Borden
Charles Lee
Anthony Palomar
Phil Daniels
Aletra Dillard
Heidi Hooper
Kate Mullen
Eileen Dixon
Xavier Wilkins
Louis Petit
Natalie Kerris
Somonkul Alexander Tum
Steven Berger
Stephen Evans
Brian Franklin
Joan Pritchett
Chuck Caltagirone
Dan Parks
Shawna Rollheiser-Schultz
Elizabeth Tilson
Ronald Andrew Dula
Karen Walker
Dan Sage
Surej Manappatty
Stephen Bayley Sherman
Jaime Babilonia Acevedo
Geoffrey Bergman
Dale Godbey
Kenneth Van Rye
Morris Gelman
Joel Pathiyil
Harry Gold
Nemanja MILOSEVIC
Noah Rogers
Jeremy Schmidt
Gordian Boteilho
Franklin Pierce
Michael Rubin
Scott Borg
Mark Wilson
Joshua Todd Thatcher
Gurtej Sandhu
Kaiser Yang
Willie White
Lee Drummond
Michael Bartuska
Kevin Hugh Stapp
Derek Green
Michael Schneidler
Omar Shammas
Scott Varner
Mike Johnson
Paul B ABBOTT
Jeff P Sedlak
Jacy Whittaker
Mitchell Smith
Tara Geria
Alec McNayr
Ryan McClintock
Michael De Stefano
Frances Johnson
Chase Kojaian
Craig Maly
Mike Catsi
George White
Gareth Ujvarosy
Joe Detrow
Tommy Dodson
Del Quast
Mitzi Lai
Adam Saitowitz
Martha A Becker
Lon HOSKINS
Paul Holland
Martin Morales
Kathy Tatman
Joseph Kelly
Susan Sherwin
Guy Rodgers
Kevin Showkat
Shawn Creekmore
Longkill Group LLC
Dale Schiefer
Croix Thompson
Sonia McKiver
Phil Hicks
Kjell Kling
George Richard Cunningham III
Alex Kahn
Matthew Warzel
Kathleen Walsh
Lucas Evangelista
Benjamin Pariser
William Wilson
Marilee R. Clark
Rick Ziemak
Michael Patterson
Greg Orloff
John Traganos
David Kellum
Alexander Romero
Joel Kalinowski
Andy k Loy
Kenneth Frye
Chris Barrett
Pt Ferraro
Dylan Curtis
Christy Woskobojnik
Steve Taylor
Toby Brazwell
Paul Siciliano
Cory Shawver
Jeffrie Keith Shipley
Ted Tieken
Brit Myers
Stan Milshin
Elad Granot
Loren Roseth
Martin King
Larry Crooks
David Boyer
Gregory OBrien
Jonathan Block
Joe Trobenter
Brian Bowling
Keith Veltre
Craig Cranford
Karen S. Weideman
Susan Kingsbury
Lucas William McKinnon
Simon Cleveland
Maureen Sanday
Nicholas Yee Yee Gambow
Jeff Cofta
Jeffrey Coy
Loli Minatra
Christopher Tarantino
Dan Cleveland
Sara Ritter
Eric Gilbert Rodli
David Dingwell
Ryan Cali Caligiuri
Paul Dugan
Raymond Stoudt
Nikki WILLIAMS
Jay Horne
Dennis Fito
Mike Woods
Wiley Allen
Vamsi Addanki
Mark Romanowsky
Daniel Dang
Stephen E. Spisak
Chester Sappington
Mark Kramer
Gary Bell
e t
Kyle Cody
Ashwin Shrestha
Adam Field
Gerard Suchoski
Jeff Witherite
Sean Major
Latham W. Murfey III
David Bayer
Mike Fackelman
Judith C SINGER
Michael Heil
Janalee Silvey
William Yanis
Kevin Walsh
James High
Hope Pinelli
Deepesh Dhake
Glenn Rolff
Candra Carr
Jesse Johnson
Brian Lemon
Linda Mitchell
Rick Willett
James Libert
Derek CHAMBERS
Francisco I Ordonez
Marilyn S. Dreitzler
Robert Swim
Rebecca Mccarren
David J Becker
Jack D Retzer
Christopher Hollinger
Tyler McWilliam
Michael Arsenault
Reed Holden
David Benjamin
Bryan Haas
Reginald Webb
Cory Owens
Kishondria Chatman
Peter D Minotti
Ted LeBow
Andre Harrell
Kenneth Welch
Christopher Springston
Tom Lix
Lynn Sheehan
Debra L. Hamilton
Scott Li
Shaun A Ross
Bill Davenport
Philip Dunay
Jonathan Jackson
Ty Ternet
Nik Hart
Mac McElroy
Justin M Stout
Kevin King
Christopher Stegeman
Tiago Nakamura
Leslie Davis
Marguerite Sherwin
Vernon Vaughan
Kurt Triptow
Andrew Swartz
Dean Bundschu
Richard Cochran
Suzanne Dvoroznak
Tony Kopchian
Anand Salodkar
Barbara Smith
Julie Niehaus
Adam Michael
Dylan Goss
John H Weidle Jr
Brian Tower
Robin Thomas
Phil Stella
Joseph McKee
Paul Willner
Gregory P. Ashbrook II
Nathanael Pine
Tim Merritt
Ryan Lorchick
Corey K Cannon
Sumit Kovoor
John Leader
Matthew James Watkins
Miles Arnold
Scott Moorman
Jim Woodruff
Dallen Ahiekpor
Sandy Schmid Delehanty
Matthew Priest
Colleen McCauley-Piscetta
Christopher Biesanz
Joe Diaz
John Passe
Derek Drayer
Md Pham
Jeffrey Nicola
Tane Martin
Steven Burns
Cameron Arndt
Richard Bjelland
Julian Baker
Peter Yanchyshyn
Dennis Shafer
Daniel Ferguson
Mark Asbell
Jeff Di Fiore
Alex Lubman
Kim A Lewis
Ryan Triplett
Ashayla Patterson
Christopher Pilla
Alan Stickler
Daniel Batten
Neil Harkins
Jinuck Lim
Joseph Ritter
Samuel Schwartz
Mark Savinell
Richard Greco
Joshua Raibick
John Belote
Wayne Pierce
Michael W McWeeny
Matthew Rawlings
Scott Thiede
Youness Scally
Brandon Joseph Rando
William J Pinkava
Phil Tafet
Sheryl Ricker
Patrick O'Day
Benjamin J Greenapple
James Bailar
Christopher Cho
Anthony Pirc
Patrick Laroche
Diego Rivera
Julie Kolasinski
Jonathan Lerner
Randy Mckinnish
Kenneth Drylie Sr.
Laura Corn
Dean D Wilson
Brian Belley
Brent Holland
Joey Krug
Lenny Gotter
Jithesh Puthusseri Chathoth
Patrick POHLER
Eric Dobson
Kyle Stephens
Carl Goolsby
Michael Rossi
Neil Matalia
John Harty Brandenburg
Brian Walsh
Vrere Bunkley
Chris Kibbe
De Woo
Michael Lanstrum
Cindy Penta
Ryan Andrie
Jorge L Garcia
Brandon Hellenbrand
Shari Kinslow
Edward Bruce
Glenn Gottfried
Thomas DiPaola
Oscar Wei
Jessie Mooberry
Mark Churnega
Doug Isom
Brian Cull
Jared Schnall
Toby P Trocchio
Heath Barry
Lisa Yacovella Burneson
Paul A. Eder
Steve Fening
Everett Cook
Yvonne Sorenson
Nelson Carvalho
Kyle Thompson
Russell Piche
Ryan Eaves
David Towslee
Tom Sudow
Lynne Meilleur-Brenner
Johnfifteenthirteen Aune
Terri Lastovka
Constantine Politis
Chirag Bhatia
Shaunn Shaunnziee Wetzel
Matthew Peterson
Nate Peterson
Kendal Barr
Benjamin Miller
David Ross
Tony Barrett
Sara Ovando-Bowen
Raul David Villalobos
Richard Li
Glenn Forbes
Rob Kirkpatrick
Carl Spanoghe
Victoria Armigo
Earle Turner
John Danesi
Ryan Daley
John R Pollard
David Sloan
Emmanuel Morris
Richard Sifuentes
Sushant Sudame
David Vrba
Hao Chang
David Ryba
Ian HUTAGALUNG
Gregg Johnson
James Knecht
David Crain
Johnathon Marshall Taylor
Kevin Dudgeon
Craig Griebel
Jon Mikolay
Ervin Starr
Tim Kelly
Andrew Hillhouse
Van Duc Nguyen
Mark Zilai
Daniel N Vinocur
Thomas Schroder
Bob Mayfield
Steven Johnson
Earendil Engelmann
Donna Davisson
Saravanan Kannan
Moira Lix
Simon Ming Chang Chuang
Rob Paciorek
Richard Miller
Mathew Kishe
Daniel Jonathan
Sean Cheney
Sandra L. Hudak
Gary Schorg
Elliot Philipson
Michael Mildenberger
Brian M Zimmerman
Raman Sundararajan
Sara Lucero
Nathan Kolasinski
Dale Coonzelmann
Ensor Point LLC
Carlos Manuel Rebolledo
Shreesha Kashyap
Ginger Norton-Duperre
Suresh Goel
Jangus C. Cooper
William Collier
Mike Sofka
Paul Proffitt
Ashish Pandey
Brian Scoop Diehl
Maxwell Kilb
Matthew Metler
Scott Weldy
Will Forsyth
Todd Cowles
Jayson Rock
Nicholas Pezolano
Erica Kaplan
Kevin M Schroeder
Brett Lauber
Renee Churnega
Anton Podviaznikov
Charles Weller
Trang Flores
Benjamin Hendricks
Ian Guthridge
Dion Lancia
J Lappi
Alexandre José Gattaz
Michael Buschman
David Cowen
Michelle Bishop Nochta
Laura Bennett
Eric Grosso
Mark Kush
Paul Bazil
Heather Depietro
Reese Edwards
Tracy Carroll Joniak
John Longnaker
Jeffrey Cutler
Essie Atwater
Robin D. Bauer
Will LeBaube
Robert Walker
Anthony Benge
Carol Dellasantina Quillin
Darrell Wild
Benjamin Paine
Laura Mills
Andrew Tojek
Anubhav Laljibhai KARKAR
Luis Arvizu
Andy Hunt
Angela Calimag Macias
Annie Amos
Bradley Howard
Shannon Kihlstrom
Jason Horner
Karen D Melton
Paula Coakley
Alexandra Rutherford
Dennis Corsi
Raymond Han
Anton Reisig
Papa Ponikvar
Brian Forbush
Chad Simmons
John Fagot
Sushil Rungta
Kapil Sawlani
Harish Rengarajan
Kenneth O'Donnell
Joshua Eickmeier
Deborah Rubin
Sean Doherty
Brian Prong
Daniel Laney
Thomas Haren
Vince Ianni
Benjamin Lin
Stephanie Welhouse
David Ryan
Joseph Porter
Michael Musson
Bob Moses
Paresh G Vallabh
Jason Poulton
James Gray
Bryan Ahrens
Alexander Medina
Kevin Holmsten
Alejandro Vallecillo
Alec Phillips
Christopher Isensee
Robert Burkhardt
Rex M Wingard
Lawrence Green
Aaron Christensen
Jacob Panyathong
Brendan Daley
Jerry L. Miller
Michael Granito
David Ross
Cyon Williams
Michael B. Granito
William Hughes
Ethan Robinson
Rosemary Stagel
Le Garen D. Toomer
Richard C Kieley
Karstyn McCoy
Jonathan Burch

Michael Edwards
James Wilkerson
Frank Poppish
Bradley N Smith
VUGAH MUNANG
Brandon Ginevan
Florence Reinhardt
Dennis G Wilde Jr
Mark Coke
Noel P HYMAN
Evan Geller
Michael Kobelak
Michael E Reininger
John Anagnos
Gary Paul
Colleen Roberts
Brady Fuller
Simon John Oliver
Siri Kumar Kambam
Christopher Chung
Amol ATHAWALE
Ronald Sancartier
Jennifer Tulleners
David P. Koszalka
Daniel Behrens
Daryn Guarino
James A Weisbarth
Ted Kraut
Tom Hicks
Sean Casey
Wayne A. Smith
Stacey Phelps
Patrick McGinty
Anthony Kim
Brian Winslow
Greg Watson
Darrell Osborn
Michael Caulfield
Donald J Woodyard
Ruth McCarren-Ianozi
Joseph Bubnick
Tim Stillwell
Chevon Kemper
David Yu
Steven Tommeraas
Greg Nichols
Laura Harrington
Gennaro Romanello
Robert M Rios
Leo Mierzwicki
Chris Keenan
Lance Oberlin
David Cohen
Edward Rocheck
Richard J. Kopronica
Amy Fouraker
Genoveva MOORHEADE
Bernard Nagle
Fred Oster
Nathan Strouse
Douglas Johnson
David Gordon
Sanjay Jain
Charles Mcdonald
Richard Alden
Lucas Pyle
Arthur Hollis
John Dimos
Steven Gallagher
Sam Kirkendoll
Philip Daly
Martin Neal
Steven Smith
Elaine Flave-Novak
Dale Wannen
Jason Kennedy
Stefan Martin
Joseph Suber
Mahesh Kalakuntla
Randall F. Kinoshita
Michael Ritondaro
Josiah Denson
Robert YANTES
Mitchel Wolf
Christopher ONeil
Cesar Sanchez
Marc Nelson
Frances Allison
Melissa Ledwell
Patrick Cody
Brianne RUSH
Curt Bromm
Greg Hellickson
Rick Greiner
Travis Russell Lindquist
Richard A Johnson
Kwantrell Green
Curt Tomlinson
Caitlin Murphy
Julie C Elliott
Ronald Moody
Thomas Edward Edgehouse
Michael Franke
Everard Corcoran
Eric Benjamin
Michael Striewing
Andrew Piotrkowski
Jason Hermanutz
Steven C. Benjamin
Tracy Walker
Kevin Dicke
Michael Billett
Eric Boehlefeld
Robert Rosenqvist
Scott Miller
Joseph P. Whitt
Errick Perry
Anita TANG
James Danner
Wesley Scripps
Kenneth Shenbarger
Kenneth Stevens
James Cook
Shih Chiang Chung
Waldemar Kalmus
Grant Junno
John Osher
Maurice Aldons
Ted Apple
Lonnie R Holland
Martin Wagner
Michael Hall
Julio Castellan
Adam Stewart
Vijay Kowda
John Tatusko
Kelly Clavecilla
Scott Garlock
John Rasmussen
Michael Fry
Vince Profeta
Martin Adams
Jason Lowbridge
Kory Sharp
Christopher DiBattista
Michael Grycan
Jason Poelking
Jessica Adanich
Mike Petro
Daniel Brown
Ryan Caulfield
Barbara J Somrack
James Duer
Matthew Kudla
Daniel Holian
Emily Honsa Hicks
Mark Gebhardt
Scott Kintop
Ryan Albright
Sudip Roy
Jeff Appel
Gary Zavodny
Etienne Dumont
David Bertschy
Francisco Sauceda Jr
Stacey Schroeder
Joe Occhipinti
Ethan Snyder
Heather Pauly Schmidt
Joesette Case
Frederick Dettling
Gerald M Stoffl
Ryan Thomas McGovern
Vincent Cortese
Natalia Steele
Dalton Bryce Fee
Mark Kilpeck
Eugene March
Kevin Reier
Mitchell E Ray
Dean Gordon
Margaret Lindley
John David Rausch, Jr.
Edwin J Bender
Peter Neelon
Ronald F Martin
Terry V. Herzberger
John Brittingham
Ken Counihan
Mike Samec
Rudy Banerjee
Donna M Hauck
Reinaldo Santosa
Kai Kin Yam
Mark Cecconi
Robert D Nock
Barbara Petro
Chad Keen
Thomas Boyle
John E. Coffield
Timothy Creig
Katie Hagen
Richard Kemer Jr.
Christopher Wentz
Michael Perkovich
Bruce A Ludwig
Reina Murray
Rose Kunc
Adam Good
Joseph Raffay
Diana Lewis
Mark Duesenberg
Evan Fleisher
Russell Benghiat
Megan Purcell
Julie Loomis
David Hudson
Alison Jackson
Star Priest
Robert Piotrkowski
Luis Cabrera
Jubel Murotani
Thomas Griffith
Michael Skvarla
George F Reinhart
Patricia A. Molnar
Eric Sidle
Marius Beceanu
Richard J. Finn
Jesse Caldwell
Michael Reding
Chris Warnick
Anand Agarwala
Marc Christian
Kevin Risse
Brian Orinick
William Gray
Emma Karrlsson-Willis
Richard Pagel
Kevin Henze
James Mondoux
Ali Garavi
Daniel Nafziger
Florian Wirth
Lorri Slesh
Derek RICE
Josh Tashma
David A Caulfield
Jennifer Tulleners
Michael A. Krysinski
Gavin Brent
Brent Carson
Mara Gliozzi
Theresa Tintor
Tod Carney
Patrick A. Rhode
Leonard M. Serafino
Mathew Hicks
Patricia L. Edwards
Marilyn Coffman
Radu Dragan
Mark Foglesong
Jeff Ortakales
Maria Briana Caulfield
David Belair
Matthew Auman
Susanne Bond
Sven Deginther
Moira Tully
Margaret A Teves
Kathleen Brunkala
Carol Brennan
Harry Oschip
Joseph Thompson
Darrin Drumm
Kevin Orr
Julie Quackenbush
Lee Ann Brewer
Josh Jones
David Stockwell
Sue Breha
Dean DeCarlo
David Jezek
Daniel C Dietz
Donald G Hersh
Jerry Lee Culliton
Nick Cortese
Jeff Davis
Philip Moore
Michele DeCarlo
Dean Fazekas
Paul Fullerman
Michael Ostrander
Robert S Moore
Patricia Darrall
Zachary Sacko
Carl Duffield
Stanley A. Schwegler
Kris Hales
Marc Carney
Peter Kosa
Blake Richardson
Rodney Monk
Judith Wade
Matthew VanPelt
Jeff Carr
Lisa Wiece
Frank McLaughlin
Tom Ferritto
Taylor Corn
Okeevius Johnson
Richard Sofka
Joedaycya Sanders
Manojkumar Devpura
Steven Gutierrez
Joseph W. Cortese
Martin Cleveland
Shaniece Lucas
Mike DePaulo
Dennis Khrenovsky
Nico Malherbe
James Misenti
Lorrie Rowe
Chad Williams
Cat Butler
Stephanie Bailey
Nancy Benghiat
Elaine Koronich
Lara ROBERTSON
Jon Michael Lemon
Justin Browning
Matthew H Striewing
Jason Petroff
Catherine S Prescott
Brian Freeland
John Yeglinski
Tim Hesketh
Allison Devon Chokel-Smith
James Bucci
Eric Gravitt
Mercedita Oducado
Mark Kean
Dio Elgin-Body
Chad Ta
Brian Muscolin
Yency Garcia
Wayne Hopkins
John Entrekin
Manish Naik
Daniel Miller
David Lisinski
Chris Roberson
Joseph Green
Keith Griffin
Jeff Cragg
Wesley Thurner
Stacy Feiner
William M Carney
Terence M Sullivan Jr.
Orlando Figueroa
David Busch
Sarah Rezny
William E Zaranko
Gerald Rhoades
Richard Pollack
Salvatore Privitera
Steve Tipps
Debbie Willliams
Shannon Dupre
Edward Muegge
Megan LeJeune
Eric Strebel
Daniel Smith
Michael L. Valenzuela
Jade Lian Hong Hy
Tim Straus
Deborah Jan Sumrall
Elizabeth Dauber
Keith Holliday
Dan Kasinec
Frank D Houdek
Zachary Christopher
Cheryl Ludwig
Mark Schroeder
Sally Boylan
Rebecca Lynn White
Dan Brennan
Kyle Finefrock
Michael Neumann
Mick Hall
Andrew Lix
Neil Conway
John Paganini
Andrew Marquard
Joel Schindler
Richard Stadtmueller
Peter Zeitoun
Patrick Edward Reedy
Nathan Dunlap
Kelly Doughty
Keenan Prince
Mitchell C. Robida
Alan KESLER
Jeffrey Staats
Venkata Sanyasi Rama Sarma Chinta
Collin New
Patricia Dixon
Kenneth S Marshall
Quintin Buffington
Meghan Rodela
Daniel Galvin
Thomas Humphreys
Joshua Shaffer
Paul Etzler
Patrick Fuhrmann
Steven Billmaier
Jennifer Corso
Kristin Mele
Carol J Maywood
Jeffrey Kinsley
Genevieve Hill
Stephen John Rubino
Jim Able
Smith J. SAINT-AIME
Akshat Dubey
Bob Paglee
G. Michael Schrull
Patricia A. Barto
Jason Hall
Charles Crain
Jack Hunter
Japjiv Singh
Joann Schultz
Syd Kabir
Kelley West
Clare Coleman
Laura Santoro
John Micheal Stephen
Cameron Rollheiser
Benjamin Haire
Matthew Furst
Carol Wade
Melissa McQuate
Shaun Stover
Lori A Williams
Ibrahima Amadou Drame
Anthony Milia
Dante Capicchioni
Paul Green
John Perry
Jon Wentz
Marcelo Nacht
Ronel Delva
Marlu Laborte
Jared Zito
Anton Ström
Eric Nicholas
Michael Allman
Russell Porter
Mayer Danzig
Lazaro Vazquez
Jeri Sears
William Barney
Gerald Schweighofer
Terrence Cowman
ALLEN EDWARDS
Alin Dev
Joel Reynolds
Bryant Stevenson
Arthur Chang
Donnie BOIVIN
Andrew Dysart
Arthur Malkani
Kyle R Regan
Dean Roth
Shaku D. Huffman
Joseph Szabo
Alfred Cowger
Gerald D. Wisniewski
Vijay Krishnamurthi
Nancy Yovan
Mark Stone
Gregory C Zuckett
Mark Phillips
Kevin Porter
John F Croley
Todd Miller
Joan Roman
James Sector
Russell Stack
Michael Flanigan
Jacob Pease
Minh-Tam Le
Lori A Gongola
Keith Epps
Nilay Shah
Arianna Foye
James Milks
Michael J. Perez
Matthew DeWood
Michael J Bueker
Brandon Conley
Edward C Counelis
Stratten Kelnhofer
Thomas Storer
Richard Pace
Paul Noonan
Morgan Learnard
Paymann Moin
Idris Mortley
Doug Scott
William Keller
Nancy Marchant
Mary Ellen Stasek
Spencer Dunford
Lamese Hamideh
Rajiv Chokshi
Kevin Lauterjung
Gary Ziegler
Daniel W Ivan
James Lalka
Robert Holroyd
Mary Ann Coppola
James Forrest
William Gallagher
Tyler Althouse
Matthew Burrow
James Quinlan
Robert Oborn
Chris Gove
George Krieg Wiswesser
Michael Duruaku
Alana Ostrowski
Ron Wetklow
Randall Lieberman
Guy McCown
Marcus William Sanger
Nathan Strome
John Weisenberger
Michael Juech
Carmen Pastore
Kim Goldsberry
Theresa K Hatfield
Ali Gehred
Patrick Abandy
Curtis Callaway
James L Lee
Adam Schwed
John D Swartz
Patricia Edwards
Luci Griffith
Michael Holub
Jeffrey L Anderson
Clinton Matthews
Kenneth Glover
Jodee Kowert
Amit Tandon
Robert Chapman
Kevin T Hartman
Tony Prinzo
Jason Hesse
Thomas Sudow
Nicholas A Miller
Alekh A Paranjapye
Perry Reghetti
Michael Batenchuk
Dana G. Meunier Jr.
Jacek Kalmus
Heraj Patel
Bryan Haskins
Sylvannus Jones
Christopher Fuller
Martha Rynberg
Oleg Kozhukhovskiy
Michael Cintron
Mario Forcina
John Lepore
Elijah Kelley
Tom Small
Jordan Warmoes
Edward J. Wicelinski
Michael Shawn Reaves
John French
Nitesh D Kuhadiya
Keyurbhai Panchal
Craig Federspiel
John Bauman
Cory Brim
Melissa S. Fayson
Vicky Marie J. Brunette
Bennie P Duplaga
Kathleen Ginty
Scott Aldinger
Josh Putman
Mary Holmes
Mark Brennan
Brian Jenks
John & Patricia Walter
Steve Tucky
Anthony Brzytwa
Kevin R. Zupancic
Sri Appalaneni
Jorge G. Fernandez
Jon Michael Dillingham
Clint Barry
Dave Stewart
Steven G Toohey
Richard E. Moore
Alan H. Hendricks
Chris Szabo
Stephen Heil Jr
Milissa Sinnett
David Kotora
Tom Csora
Ankur Lal
Joseph K Crocker
Von Pena
Richard Kellar
Troy Perchinky
Ronald Mitzel
Mark Tucker Elliott
Eric Hess
Michael Cadwell
Selma Keener
Allison Morgan
Brandon Armstrong
Joseph G. Traudt
Kenneth Fajotina
Robert M Kuhn
John Ciccio
Charles Wesley MacLagan
Andrea Millazzo-Boban
James Gruzosky
Tom Huth
Wesley Charles Dunn
Steve Norgrove
Stephen Obeldobel
Chris Singleton
Jeffrey J Hinchley
David Wimmer
Keith E Rocheck
Annette Oborn
Elizabeth Pasternak
Kelli Arendt
Henry Chisholm
Karen Rocheck
Lee Szam
Theodore Voegeli
Earl Lesniak
John Nunnari
Ken Sable
Christine Mcalarney
Karen McClurkin
Robert Magnussen
Kristina Tikkanen
Bill Matthews
Ryan Johnson
Gustavo Vicentini Solon
Josef Stastny
Dennis Lancaster
Daniel Regrut
Matthew Whaley
Eileen Maloney
Patrick Whitted
Luke Vriezen
Tom Herbruck
Daniel D. Smith
Bill Lavezzi
Liam Graham Christoffers
Henry Joseph Striewing
Shawn Marcy
Catrina Sun-Tan
Daphne Quan
Steven Frammartino
Mark Wilson
Lloyd M. Cook
Dennis Musheff
Cynthia Krause

Griffin Filippi
Robert DiSanto
Margaret Wetzler
Thomas Harper
Bennie W. Cooper
Natalie D Cook
Tim Jackson
Michael Trampus
Meet Shah
Joshua Wells
Bruce L. Barden
Mark Kovacs
James R. Pshock
David Brian Simpson
Martin Fischlin
Peter Toomey
Sean Brennan
Matthew Connelly
Jeffrey Rowand
May Ya Poon
Timothy C Taylor
Maria Whitacre
Marcy James
Deborah Faunce
Alison Osinski
Christopher Thompson
Gary Varuolo
Timothy D Swartz
Joe Makovicka
Sam Lovett
Elizabeth Purpera
Tracy A MCDONALD
Bruce Canedy
Joseph DiBenedetto
Dennis Howard
Robert Kann
Steve Pennell
Cory Fausnight
David Sylvan
Tonia Willekes
Rena Zimmerman
Thomas W. Gallagher
Timothy M Kelly
Erina Hammer
Ed Wymyslo
Shawna Corbin
Charlie Oliva
John W Aldrich
Karl Krymowski
Paul Siemborski
Jayne Murphy-Bryner
Scott Weaver
Kimberly Erlandsen
Daniel Newman
Steven Izen
Dorothy C Baunach
Eric Hall
Jonathan Katzner
Rimma Levikov
Marc F. Burr
Al Wittmann
James Neugebauer
Christopher Paul
Garth Bauman
Michael P Graham
Kevin R Kuntz
Tim Gomez
Charles P. Altenbern
David Hille
Christa Jo And David J. Abood
Nathan Yencho
Michael Barker
Kevin Lee Cash
Mary E Fothergill
William Conklin
Robert Butterfield
Tan Andrew
Brad Meyer
John Zangas
Lisa Bates
Kelly Neubauer
Rajesh Ruparel
Marcus Brown
Brian S. Musgrave
Steven L Siemborski
Jason Knight
Thomas Nichols
Denise Frindt
Daniel Walz
Otto Miller
Julie Youdath
Jr Magee
Douglas D. Van Dyke
Alexander Miller
Joshua J Pike
Matthew Smith
Daniel Banks
Mitchell Goldstein
Susan Loney And Susan Beam
Alan Fratus
Karen M Lemmons
Kweku Hanson
Thor SEUFER
Robert J Dzurilla
James Ryan
Robert Rotatori
David Mann
William Baldwin
Deborah Burt
Donald G Coffey
Elena Pinto
Ernest Iseminger
Hui Feng
Patricia Wych
Bryan Edgington
Paul Nalette
Marilyn Monter
Nick Alonso
Tracy Juris
Michael C BAZAREWSKY
Diana Rogers
Dennis Zitello
Robert H Wetzler
John Molnar
Kristopher Flender
Jonathan Harris
Jeffrey E. Molter
Arun Ramachandran
Kevin Kane
Lisa Lehman
Charles T George
Stuart Hansen
Maureen Huefner
Daniel Sieben
Fredrick Putzier
Edward Kay
Diane Koski
Ashok Ramanjanappa
Ryan R Day
Joshua Crossland
Tommie Ruehr
Sharon Yarnell
Thomas E Swank
Jacob Schwartz
Bonnie Godbey
Ryan Poland
Michael Carr
Lesley Griggs
Bill Eggert
Douglas Dvorak
Daniel Papajcik
Brian Lynch
David Lee Moon
Emery S Ferencz Jr
Chuck Stenger
John Horton
Peter McCarren
Peggy Surace
Bridget MacMillan
Mike Losneck
Jordan Jakab
Earl S Schindler
Mike Hovanic
Dianne Wilhelm
Daniel Haller
Drew Weibel
Joseph Lambert
John DIGERONIMO
James Dunn
James F Tracz Jr.
Judy Blair
Mike Vaughan
Martin Madigan
Ryan Kibiloski
Daryl Hatch
William Kuchinsky
Jason Greene
Bonnie Beightol
Rebecca BIDDISCOMBE
Jeff Thompson
Andrew Wiese
Susan Beam
Peter C Chapman
Marilyn Sessions
Jonny Price
Nicholas Barendt
Bob Strickland
Ronald Papajcik
Dawn Pewitt
Ryan Ley
Alex Snyatkov
Stanley D Wells
Howard Moyes
Russell Ellis
John J MAYAR
Brandon Luken
Michael Stephen Kiec
Jason Rice
Dave Berrow
Don Jaeger
Kelly Oakes
Marty Uhle
Guy Totino
Jack Blanlenship
Kenneth Bernert
Joe M Holcomb
Anthony J Corsi
Lisa Carr
Edward Pillo
Mark Grospitch
Frank J. Stanley
John Klein
Robert Lekan
Edgar Wilson
Jane Harf
Ernest Fisco
Christopher Kurpiel
Andy And Angela Konkle
Graham Thomas
Roland Jeffrey Gedeon
Homer Hanna

Thank You!

From the Cleveland Whiskey Team



Tom Lix

Founder/Chief Executive Officer

Serial entrepreneur, technology innovator and seasoned leader with packaged goods, software/new product marketing experience.



Donald G Coffey



Andrew Lix

Johanna Barnowski

Chief Science Officer

Former Executive Vice President of Research, Development, and Innovation at MGP Ingredients, a leader in whiskey, neutral spirit...

National Sales Director

Sales and distribution leader who has grown with the company since 2012, driving revenue from initial launch...

Marketing Director

Creative marketing professional with diverse experience in digital strategy, PR, and brand development across multiple...



James Waltz

Distillery Manager

Experienced distiller combining practical production knowledge with formal training in fermentation and flavor...

Details

The Board of Directors

Director	Occupation	Joined
Don Coffey	Chief Science Officer @ Cleveland Whiskey	2019
Kevin Cash	Chief Finance Officer @ Benesh Law	2016
Tom Lix	CEO @ Cleveland Whiskey	2009
Matt Fish	Consultant @ Controlled Chaos	2025
Sue Stabe	Co-founder @ Long & Short of It	2023
Laura Hudak	Vice President of Finance and Administration for Team NEO @ Team NEO	2023

Officers

Officer	Title	Joined
Don Coffey	Chief Science Officer	2019
Kevin Cash	Chairman	2016
Tom Lix	Chairman	2009

Voting Power

Holder	Securities Held	Voting Power
Tom Lix	1,382,892 Class A Shares	52.6%
Cara Zale, LLC	721,546 Preferred Shares	27.5%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
03/2010	$25,000		
08/2010	$15,000		Other
05/2011	$123,500		Other
10/2011	$100,000		Other
12/2012	$400,000	Preferred Stock	Section 4(a)(2)
12/2012	$72,133	Common Stock	Other
12/2012	$517,500	Preferred Stock	Section 4(a)(2)
10/2013	$100,000		Other
11/2013	$50,000		Other
12/2013	$250,000	Preferred Stock	Section 4(a)(2)
01/2015	$250,000		Section 4(a)(2)
01/2015	$250,000		Section 4(a)(2)
01/2015	$13,673		Other
01/2016	$415,000	Common Stock	Regulation D, Rule 506(c)
04/2016	$10,000		Other
05/2016	$34,750		Other
10/2016	$10,760	Common Stock	Section 4(a)(2)
10/2016	$711,787		4(a)(6)
03/2017	$122,400		Other
03/2018	$160,000		Other
06/2018	$149,307		Other
06/2018	$20,000		Other
09/2018	$814,852		4(a)(6)
03/2019	$140,000		Other
04/2020	$193,100		Other
05/2020	$150,000		Other
07/2020	$20,000		Other
03/2021	$1,042,000		4(a)(6)
04/2021	$158,000		506(c)
09/2021	$200,000		Other
05/2022	$9,015		Other
05/2022	$500,000		Other
03/2023	$3,480,000		Other
03/2023	$2,601,317		Other
03/2023	$488,498		Other
12/2023	$70,375		Other
09/2024	$100,000		Other
10/2024	$25,000		Other
10/2024	$17,800		Other
02/2025	$104,685		Other
02/2025	$104,685		Other
03/2025	$2,857,000		Other
03/2025	$20,382		Other
03/2025	$25,000		Other

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
01/01/2015	$250,000	4.0%	0.0%	$2,500,000	01/15/2024
01/01/2015	$250,000	4.0%	0.0%	$2,500,000	01/15/2024

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?

Cuyahoga County	08/09/2010	$15,000	$0	3.5%	08/09/2020	Yes
Cuyahoga County	05/09/2011	$123,500	$0	4.0%	06/01/2024	Yes
Lorain County Community College	10/07/2011	$100,000	$33,334	0.0%	09/30/2028	Yes
ECDI	10/01/2013	$100,000	$0	9.63%	07/15/2018	Yes
ECDI	11/12/2013	$50,000	$0	8.83%	11/12/2018	Yes
David A. Camiener	01/02/2015	$13,673	$12,673	4.0%	01/01/2040	Yes
ECDI	04/28/2016	$10,000	$3,396	1.0%	04/30/2025	Yes
MAGNET	05/03/2016	$34,750	$0	0.0%	02/03/2019	Yes
City of Cleveland	03/03/2017	$122,400	$3,222	2.98%	05/30/2025	Yes
ECDI	03/21/2018	$160,000	$0	9.06%	04/01/2023	Yes
NorthCoast	06/01/2018	$149,307	$0	%		Yes
ECDI	06/15/2018	$20,000	$0	8.12%	05/02/2024	Yes
Citizens Bank, N.A	03/26/2019	$140,000	$0	8.0%	04/02/2024	Yes
PPP	04/02/2020	$193,100	$0	0.0%		Yes
SBA EIDL	05/22/2020	$150,000	$0	3.75%	05/22/2050	Yes
ECDI	07/14/2020	$20,000	$4,445	6.0%	06/01/2026	Yes
Don Coffey	09/21/2021	$200,000	$200,000	8.6%		Yes
Navitas	05/18/2022	$9,015	$0	%		Yes
	05/20/2022	$500,000	$0	%		Yes
Newtek	03/31/2023	$3,480,000	$3,468,565	8.29%	07/01/2034	Yes
Newtek	03/31/2023	$2,601,317	$0	12.0%		Yes
Newtek	03/31/2023	$488,498	$476,192	10.5%	04/23/2034	Yes
Kevin Cash	09/30/2024	$100,000	$100,000	7.35%		Yes
Don Coffey	10/20/2024	$25,000	$25,000	7.35%		Yes
Square	10/31/2024	$17,800	$7,039	%		Yes
10405 Solon LLC	02/28/2025	$104,685	$104,685	4.0%	09/01/2030	Yes
Cara Zale LLC	02/28/2025	$104,685	$104,685	4.0%	09/01/2030	Yes
SBA	03/12/2025	$2,857,000	$2,857,000	6.373%	03/12/2050	Yes
Tom Lix	03/15/2025	$20,382	$20,382	4.0%		Yes
Don Coffey	03/25/2025	$25,000	$25,000	7.35%		Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class D Units	268,605	268,605	No
Class C Units	166,000	166,000	No
Class A Units	1,488,009	1,488,009	Yes
Preferred Units	1,139,989	1,139,989	Yes
Class E Units	189,061	189,061	No
Class B Units	472,002	46,500	No
Class F	1,347,398	0	No

Warrants: 0
Options: 1

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Kevin L. Cash, Tom Lix, and Don Coffey. The loss of Kevin L. Cash, Tom

In particular, the Company is dependent on Kevin E. Cash, Tom Lix, and Don Coffey. The loss of Kevin E. Cash, Tom Lix, Don Coffey or any additional member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.
Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.
Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products.

We are heavily dependent on our distributors.
We sell spirits to independent distributors for distribution to on-premise locations such as bars, restaurants and sports venues, and for distribution to off-premise retail locations such as liquor and specialty stores. Although we currently have a large network of wholesale distributors, sustained growth will require us to maintain such relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that we will be able to maintain our current distribution network or secure additional distributors on terms favorable to us, or at all.
Our distributors often represent competing specialty beer and spirits brands, as well as national beer and spirits brands, and are to varying degrees influenced by their continued business relationships with other brewers and distillers. Our independent distributors may be influenced by a large brewer or distiller, particularly if they rely on that brewer or distiller for a significant portion of their sales, which many distributors do. In addition, certain of our distributors cover a substantial network of certain on-premise retailers. While we believe that the relationships between us and our distributors are generally good, some of these relationships are relatively new and untested and there can be no assurance that any or all of our distributors will continue to effectively market and distribute our products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on our business, financial condition and results of operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The imposition of tariffs by the United States and retaliatory tariffs enacted by foreign countries continue to negatively impact our business.
The cost of certain raw materials has increased as a result of import tariffs enacted by the United States government. These increased costs have, and are expected to continue to, negatively impacted our gross margins and cash flows. Additionally, the uncertainty surrounding United States tariff policies and plans, and any retaliatory tariffs placed on United States exports as a reaction to United States policy, has created a significant barrier to developing and building distributor and customer relationships in international markets.

We rely on various intellectual property rights, including a patent in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary

rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.
As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We are subject to governmental regulations affecting our distilleries, production facilities and tasting rooms. Federal, state and local laws and regulations govern the production and distribution of spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate our distilleries, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Our tasting rooms are subject to alcohol beverage control regulations that generally require us to apply to a state authority for a license that must be renewed annually and may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of our tasting rooms, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. Issuer Repurchase of Securities/Prepayment of Notes. The Company has the right to repay principal and interest on the promissory notes at any time prior to the maturity date. If the Company repays principal and interest on the notes early, Investor will receive fewer interest payments than expected at purchase. A sale of the issuer or of assets of the issuer. As a noteholder with no voting rights, the Investor will have no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the board of directors of the Company to manage the Company so as to maximize value for shareholders and ensure full payment of noteholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the board of directors of the Company. If the board of directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the amount received will be sufficient to repay Investor and other noteholders. Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and board of directors of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the promissory notes will likely hold a minority position in the Company and will have no voting rights in the Company, and thus will be limited as to its ability to control or influence the governance and operations of the Company. The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance

with the strategic direction and decision-making of its board of directors, and the Investor will have no independent right to name or remove an officer or member of the board of directors of the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the principal shareholder(s) may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of the principal shareholder(s), and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the principal shareholder(s) may change the terms of the operating agreement for the Company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The principal shareholder(s) also may force the Company to prepay the promissory notes before their maturity date. The principal shareholder(s) may make changes that affect the tax treatment of the Company in ways that are unfavorable to the Investor but favorable to them. The principal shareholder(s) may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. The principal shareholder(s) may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The principal shareholder(s) have the right to redeem their securities at any time. The principal shareholder(s) could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. The exit of the principal shareholder(s) may affect the value of the Company and/or its viability. Based on the factors described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

Company

VISPIRI Inc.

Delaware Corporation
Organized July 2009
8 employees
501/601 Stones Levee
Cleveland OH 44113 http://clevelandwhiskey.com/

Business Description

Refer to the Cleveland Whiskey profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Cleveland Whiskey is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less ⌄